SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ____)1

                      Brilliant Digital Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   109502 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

( )  Rule 13d-1(b)
(X)  Rule 13d-1(c)
( )  Rule 13d-1(d)






--------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP No. 109502 10 4           13G                Page    2    of    5    Pages



    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            Sega Enterprises Limited

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) ( )
                                                               (b) ( )


    3     SEC USE ONLY



    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Japan

       NUMBER OF              5    SOLE VOTING POWER
         SHARES                                                          780,001
      BENEFICIALLY            6    SHARED VOTING POWER
        OWNED BY                                                               0
        EACH
       REPORTING              7    SOLE DISPOSITVE POWER
      PERSON WITH                                                        780,001

                              8    SHARED DISPOSITIVE POWER
                                                                               0

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      780,001

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                       8.3%

   12     TYPE OF REPORTING PERSON*

                                       CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                           Brilliant Digital Entertainment, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           6355 Topanga Canyon Boulevard, Suite 120
                           Woodland Hills, California 91367


Item 2(a).        Name of Person Filing:

                           Sega Enterprises Limited


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           Principal Business Office:
                           2-12 Haneda 1-chome
                           Ohta-ku, Tokyo, Japan


Item 2(c).        Citizenship:

                           Japan


Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $0.001 per share


Item 2(e).        CUSIP Number:

                           109502 10 4


Item 3.           Type of Reporting Person:

                           Not Applicable

         (a) [ ] Broker or Dealer registered under Section 15 of the Exchange
Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

         (e) [ ] An   investment   adviser   in   accordance   with   Rule
                 13d-1(b)(1)(ii)(E).

                                Page 3 of 5 Pages

         (f) [ ] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ]  A  church  plan  that  is  excluded   from  the
                  definition of an investment company under Section 3(a)(14) of the Investment Company Act.

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.        Ownership.

                    Included in rows 5 through 9 and 11 on page 2.


Item 5.        Ownership of Five Percent or Less of a Class.

                    Not Applicable


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable


Item 8.        Identification and Classification of Members of the Group.

                           Not Applicable


Item 9.        Notice of Dissolution of Group.

                           Not Applicable


Item 10.       Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      June 17, 1998
                      -------------
                          (Date)




                      /s/ Shoichiro Irimajiri
                      -----------------------
                             (Signature)



                      Shoichiro Irimajiri, Representative Director and President
                      ----------------------------------------------------------
                                          (Name/Title)


                                Page 5 of 5 Pages

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